SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                    ---------

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2002

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT of 1934 for the transition period from ___________________.

Commission File Number: 000-30062



                       CAPITAL BANK 401(k) RETIREMENT PLAN
                            (Full title of the plan)

                            CAPITAL BANK CORPORATION
                              4901 Glenwood Avenue
                             Raleigh, NC 27612-3820
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

                                    CONTENTS


                                                                            Page
                                                                            ----

Signatures                                                                  3
Report of Independent Registered Public Accounting Firm                     F-1
Financial Statements:
         Statements of Net Assets Available for Benefits
              December 31,     2002 and 2001                                F-2
         Statement of Changes in Net Assets Available for Benefits
              Year Ended December 31, 2002                                  F-3
         Notes to Financial Statements                                      F-4
Supplemental Schedules:
         Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
              December 31, 2002                                             F-9
         Schedule G:  Schedule of Non-Exempt Transactions
              Year Ended December 31, 2002                                  F-10


Exhibit 23    Consent of Independent Registered Public Accounting Firm      B-1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Capital Bank 401(k) Retirement Plan


Date: October 1, 2004                      /s/ B. Grant Yarber
      ---------------                      -------------------
                                           B. Grant Yarber
                                           President and Chief Executive Officer
                                           Capital Bank Corporation

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Capital Bank 401(k) Retirement Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Capital Bank 401(k) Retirement Plan (the "Plan") at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Assets (Held at End of Year) and Schedule G - Non-Exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  /s/ PricewaterhouseCoopers LLP


Raleigh, North Carolina
September 13, 2004

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001


                                                           2002          2001
                                                        ----------    ----------

Assets
Participant-directed investments, at fair value         $4,455,037    $1,581,213
                                                        ----------    ----------
Contributions receivable
    Employer                                               114,382        22,454
    Employee                                                40,494        25,900
                                                        ----------    ----------
                                                           154,876        48,354
                                                        ----------    ----------
               Net assets available for benefits        $4,609,913    $1,629,567
                                                        ==========    ==========


   The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002


Additions to net assets attributed to
    Investment income (loss)
      Interest and dividends                                            $    48,379
      Net depreciation in fair value of investments                        (431,787)
                                                                        -----------
                                                                           (383,408)
                                                                        -----------
    Contributions
      Employer                                                              347,431
      Employee                                                              437,445
      Rollover                                                               99,227
                                                                        -----------
                                                                            884,103
                                                                        -----------
               Total additions                                              500,695
                                                                        -----------
Deductions from net assets attributed to
    Benefits paid to participants                                           235,929
    Administrative expenses                                                  30,525
                                                                        -----------
                                                                            266,454
                                                                        -----------
               Net increase prior to transfer from other plans              234,241
Transfers from other plans:
    Community Savings Bank Employees' Savings and Profit Sharing Plan     2,317,190
    High Street Banking Company Retirement Savings Plan                     428,915
                                                                        -----------
                                                                          2,746,105
                                                                        -----------

               Net increase                                               2,980,346
Net assets available for benefits
      Beginning of year                                                   1,629,567
                                                                        -----------
      End of year                                                       $ 4,609,913
                                                                        ===========


   The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.   Description of Plan

     The following description of the Capital Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan, which covers substantially all salaried employees of Capital Bank Corporation (the "Company"). The Plan was established effective September 1, 1997 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration
     Wells Fargo Retirement Plan Services ("Wells Fargo") is the appointed trustee and record keeper for the Plan. In addition at December 31, 2002, there were balances from the former High Street 401(k) plan which were being held by two other institutions, Annuity Investors and Capital Investment Company, but were transferred to Wells Fargo subsequent to year end.

     Eligibility of Participation
     All full-time, salaried employees over the age of 21 and employed by the Company for at least 3 months are eligible to participant in the Plan.

     Contributions
     Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code limitations. The Company may make a discretionary match on participant contributions. During the year ended December 31, 2002, the Company matched individual participant contributions up to 6 percent of the employee's eligible salary.

     Participants may make changes in their contribution percentage monthly.

     Investments
     Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company stock (limited to 25 percent of total allocation) and nine funds managed by Wells Fargo Retirement Plan Services. Contributions are allocated to investment options in whole percentages with a minimum of 5 percent per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

     Vesting
     Employee contributions are always 100 percent vested. Employer matching contributions are subject to the following vesting schedule:


Years                     1           2            3            4            5
Vested %                 0%          20%          40%          60%          100%

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001



     Participant Accounts
     Each participant's separate account is credited with the participant's contribution, the Company's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Participant Loans
     Participants may borrow from their account balances subject to Internal Revenue Service regulation. Participants must have a financial hardship and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5.14 percent to 9.50 percent and 6 percent to 7.75 percent, respectively, during 2002 and 2001. Principal and interest is paid through payroll deductions.

     Payment of Benefits
     On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested account.


     Forfeited Accounts
     Forfeitures of non-vested account balances are utilized by the Company to reduce employer contributions. At December 31, 2002 and 2001, forfeited non-vested accounts totaled $74,656 and $18,980, respectively, and no forfeitures were used during the year ended December 31, 2002.

     Party-in-Interest
     The Plan invests in Company stock and certain mutual funds managed by Wells Fargo Retirement Plan Services. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

     During the year ended December 31, 2002, the Plan purchased and sold 47,273 shares and 3,543 shares, respectively, of Capital Bank Corporation stock.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The Plan's financial statements are prepared using the accrual basis of accounting.

     Administrative Expenses
     The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2002, administrative expenses of $30,525 and $20,209 were paid by the Plan and the Company, respectively.

     Investment Valuation and Income Recognition

     The Plan's investments consist primarily of the Company's common stock and mutual funds held with Wells Fargo Retirement Services. All investments are recorded at fair value. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. The value of the common/collective trust is based on the Plan's interest in the net assets of the common/collective trust. The common/collective trust unit values equals the total value of assets held by the fund less any liabilities (including fees payable

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001




     to the manager) divided by the total number of units outstanding on the valuation date. Participant loans are valued at their outstanding balances, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     Payment of Benefits
     Benefits are recorded when paid.

3.   Investments

     The following presents investments that represent five percent or more of the Plan's net assets in one or both years:



                                             2002                        2001
                                    ------------------------    ------------------------
                                      Shares         Value        Shares         Value
                                    ----------    ----------    ----------    ----------
Capital Bank Corporation Stock        63,339      $  782,027      19,609      $  205,132
Wells Fargo Stable Return Fund        32,176       1,098,056       3,845         123,932
American Century Ultra Fund           24,300         514,665      11,321         312,907
Washington Mutual Investors Fund      13,904         326,894       8,469         239,240
Franklin Small Cap Growth II Fund     29,578         212,372      21,704         214,219
PIMCO Total Return Fund               23,325         248,878       3,074          32,153
Vanguard Index 500 Fund                5,542         449,729       1,372         145,283
EuroPacific Growth Fund                8,211         188,604       5,367         144,202
Invesco Dynamics Fund                 17,805         189,805       9,492         151,220


Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001



     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $431,787 as follows:

Common/collective trust                                               $  43,883
Mutual funds                                                           (433,261)
Common stock                                                            (42,409)
                                                                      ---------
                                                                      $(431,787)
                                                                      =========

4.   Tax Status

     The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the Internal Revenue Service ("IRS") on August 30, 2001 which stated that the form of the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has since been amended. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

6.   Plan Amendment

     Effective January 1, 2002, the Plan was amended and restated to incorporate operational provisions required in the Uruguay Round Agreements Act, the Uniformed Services Employment and Re-employment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Tax Reform Act of 1997, collectively referred to as GUST.

7.   Acquisitions

     In 2002, the Company acquired two financial institutions. During the first quarter, the Company acquired First Community Financial Corporation and merged its subsidiary, Community Savings Bank, into Capital Bank. In the fourth quarter of 2002, the Company acquired High Street Corporation and merged its subsidiary, High Street Banking Company, into Capital Bank. As a result of these acquisitions, 401(k) participant balances in the amount of $2,317,190 and $428,915 were transferred into the Capital Bank 401(k) Plan from the Community Savings Bank Employees' Savings and Profit Sharing Plan and the High Street Banking Company Retirement Savings Plan, respectively.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001


8.   Nonexempt Transactions

     Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. Management has determined that non-exempt transactions occurred in 2002. These transactions involved the untimely remittance of employee contributions and loan repayments for the pay period ended in May 2002. The past due contributions and loan repayments, totalling $37,256, were remitted to the Plan twenty-two business days following the month in which the deferral was withheld from compensation.

9.   Subsequent Event

     Effective January 1, 2003, the Plan was amended and restated to incorporate provisions required by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

10.  SEC Filings

     The Plan has commenced filing Form 11-K's with the Securities and Exchange Commission for each of the two years ended December 31, 2002 and 2003. A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July, 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002


                                                   Description of Investment
                                                   Including Maturity Date,
        Identity of Issuer, Borrower,            Rate of Interest, Collateral,     Number of                Current
           Lessor or Similar Party                   Par or Maturity Value       Shares/Units    Cost        Value
-----------------------------------------------  ------------------------------  --------------  ------  -------------

Capital Bank Corporation Stock*                   Common Stock                           63,339    **    $     782,027
Wells Fargo Stable Return Fund                    Common/Collective Trust                32,176    **        1,098,056
American Century Ultra Fund                       Mutual Fund                            24,300    **          514,665
Washington Mutual Investors Fund                  Mutual Fund                            13,904    **          326,894
Franklin Small Cap Growth II Fund                 Mutual Fund                            29,578    **          212,372
PIMCO Total Return Fund                           Mutual Fund                            23,325    **          248,878
Vanguard Index 500 Fund                           Mutual Fund                             5,542    **          449,729
EuroPacific Growth Fund                           Mutual Fund                             8,211    **          188,604
Invesco Dynamics Fund                             Mutual Fund                            17,805    **          189,805
Neuberger & Berman Genesis                        Mutual Fund                             1,592    **           44,786
Cash Trust Prime Money Market *                   Money Market                          141,672    **          141,672
Annuity Investors - Fixed *                       Mutual Fund                             1,722    **            1,722
Aim Government Securities Fund                    Mutual Fund                                19    **              182
Dreyfus Developing Leaders Fund                   Mutual Fund                               593    **           20,718
Dreyfus Growth Income Fund                        Mutual Fund                                54    **              622
Dreyfus Stock Index Fund                          Mutual Fund                             1,907    **           34,904
Dreyfus Social Responsible Growth Fund            Mutual Fund                               340    **            2,143
Dreyfus Appreciation Fund                         Mutual Fund                               295    **            9,220
Aim Premier Equity Fund                           Mutual Fund                               906    **              906
Janus Balanced Fund                               Mutual Fund                             1,070    **           22,032
Janus Capital Appreciation Fund                   Mutual Fund                               954    **           27,679
Janus Mid Cap Fund                                Mutual Fund                             1,330    **           30,517
Janus World Wide Growth Fund                      Mutual Fund                               757    **           24,311
Merrill Lynch Basic Value Fund                    Mutual Fund                                98    **            2,297
Merrill Lynch Money Market Fund                   Money Market                              278    **              278
Merrill Lynch Hi Current Income Fund              Mutual Fund                                38    **              159
Pilgrim Baxter Growth 2 Fund                      Mutual Fund                               689    **            9,776
Pilgrim Baxter Technology &                       Mutual Fund
    Communications Fund                           Mutual Fund                               883    **            6,590
Pilgrim Baxter Mid Cap Fund                       Mutual Fund                               646    **            8,253
Pilgrim Baxter Select Value Fund                  Mutual Fund                                 3    **               38
Strong Opportunity Fund 2                         Mutual Fund                               115    **            3,301
Scudder Ease Equity Index Fund                    Mutual Fund                               890    **            6,912
Scudder Ease Equity 500 Index Fund                Mutual Fund                               374    **            2,909
Scudder Small Cap Index Fund                      Mutual Fund                               112    **            1,981
Van Campen Fixed Income Fund                      Mutual Fund                               257    **            2,961
Van Campen Real Estate Fund                       Mutual Fund                                24    **              327
Participant Loans                                 5.14% to 9.50%  due thru
                                                         September, 2007                                        36,811
                                                                                                         -------------
                                                                                                         $   4,455,037
                                                                                                         =============

* Party-in-interest

** Cost information has been omitted because all investments are participant-directed.

Capital Bank 401(k) Retirement Plan
Schedule G - Schedule of Non-Exempt Transactions
Year Ended December 31, 2002








         Identity
         of Party            Relationship            Description            Purchase    Selling      Lease     Expenses
         Involved              to Plan             of Transaction            Price       Price      Rental     Incurred
--------------------------- ---------------  ----------------------------  -----------  ---------  ----------  ----------
Capital Bank                Plan Sponsor     Failure to remit employee            $ -        $ -         $ -         $ -
                                             contributions and loan
                                             repayments on a timely
                                             basis for May 2002.


         Identity                                                                        Current      Net gain or
         of Party            Relationship            Description             Cost of     Value of     (loss) on each
         Involved              to Plan             of Transaction             Asset        Asset       transaction
--------------------------- ---------------  ----------------------------  ------------ ------------  ---------------

Capital Bank                Plan Sponsor     Failure to remit employee        $ 37,256     $ 37,286             $ 30
                                             contributions and loan
                                             repayments on a timely
                                             basis for May 2002.